UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
Copper Property CTL Pass Through Trust
(Name of Issuer)
Trust Certificates
(Title of Class of Securities)

217519107


(CUSIP Number)

Ashvin Rao
680 Washington Boulevard, Seventh Floor
Stamford, CT  06901
(203) 569-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 21, 2021


(Date of Event Which Requires
Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D
CUSIP
No.   217519107


1
NAMES OF REPORTING PERSONS
Byway 1 Corp.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
instructions)
(a)	0
(b)	1
3
SEC USE ONLY
4
SOURCE OF FUNDS (see instructions)
WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
	0
6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER


8
SHARED VOTING POWER
18,946,567

9
SOLE DISPOSITIVE POWER


10
SHARED DISPOSITIVE POWER
18,946,567
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (see instructions)
	0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.26%
14
TYPE OF REPORTING PERSON (see instructions)
CO


Item 1. 	Security and Issuer.
This Statement on Schedule 13D (this "Schedule 13D")
relates to Trust Certificates, no par value (the
"Trust Certificates"), of Copper Property CTL Pass
Through Trust, a New York common law trust (the
"Issuer"). The principal executive offices of the
Issuer are located at 3 Second Street, Suite 206,
Jersey City, NJ  07311.
Item 2. 	Identity and Background.
This Schedule 13D is filed by Byway 1 Corp., a
Delaware corporation (the "Reporting Person").  The
address of the Reporting Person's principal office is
680 Washington Boulevard, Seventh Floor, Stamford, CT
06901.
During the last five years, the Reporting Person has
neither been convicted in a criminal proceeding
(excluding traffic violations or similar
misdemeanors) nor been a party to a civil proceeding
of a judicial or administrative body of competent
jurisdiction and, as a result of such proceeding, was
or is subject to a judgment, decree or final order
enjoining future violations of, or prohibiting or
mandating activities subject to, federal or state
securities laws or finding any violation with respect
to such laws.
Item 3. 	Source and Amount of Funds or Other Consideration.
The information in Item 5 of this Schedule 13D is
incorporated herein by reference.  The aggregate
purchase price for the purchase transaction set forth
in Item 5 was funded by available cash on hand.
The Reporting Person acquired the Trust Certificates
as of January 30, 2021, by distribution by the Issuer
in connection with a Plan of Reorganization under the
U.S. Bankruptcy Code of Old Copper Company, Inc.
Item 4. 	Purpose of Transaction.
The information in Items 2, 3 and 6 of this Schedule
13D is incorporated herein by reference.
The Reporting Person holds the Trust Certificates for
investment purposes. The Reporting Person intends to
review on a continuing basis the investments in the
Issuer by the Other Reporting Persons.  The Reporting
Person may seek to sell or otherwise dispose of some
or all of the Issuer's securities from time to time,
and/or may seek to acquire additional securities of
the Issuer from time to time, in each case, in open
market or private transactions, block sales or
otherwise.  Any transaction that the  Reporting
Person may pursue may be made at any time and from
time to time without prior notice and will depend on
a variety of factors, including, without limitation,
the price and availability of the Issuer's
securities, subsequent developments affecting the
Issuer, the Issuer's business and the Issuer's
prospects, other investment and business
opportunities available to the Reporting Person,
general industry and economic conditions, the
securities markets in general, tax considerations and
other factors deemed relevant by the Reporting
Person.
Except as described in this Schedule 13D, the
Reporting Person does not have any present plans or
proposals that relate to or would result in any of
the actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D, although the Reporting
Person, at any time and from time to time, may
review, reconsider and change his position and/or
change his purpose and/or develop such plans.
Item 5.	Interest in Securities of the Issuer.
The information in Item 2 of this Schedule 13D is
incorporated herein by reference.
(a)	In the aggregate, the Reporting Person
beneficially owns 18,946,567 Trust Certificates,
or 25.26% of the Trust Certificates outstanding as
of June 30, 2021, based on the Issuer's Form 10-Q
filed on August 13, 2021.
(b) 	The Reporting Person may be deemed to be
controlled by Spencer B. Haber (the "Other
Reporting Person") and therefore share beneficial
ownership (and voting and dispositive power) of
the Trust Certificates with the Other Reporting
Person.  Neither the filing of this Schedule 13D
nor any of its contents shall be deemed to
constitute an admission that the Reporting Person
is the beneficial owner of the Trust Certificates
referred to herein for purposes of Section 13(d)
of the Securities Exchange Act of 1934, as amended
(the "Exchange Act"), or for any other purpose.
The filing of this statement should not be
construed to be an admission that the Reporting
Person or the Other Reporting Person are members
of a "group" for the purposes of Sections 13(d)
and 13(g) of the Exchange Act.
(c)	On September 21, 2021, the Reporting Person
made an open market acquisition through a broker-
dealer of 7,062,727 Trust Certificates for a price
per Certificate of $19.125 and an aggregate
purchase price of $135,074,654.
	Except for the foregoing, the Reporting Person has
not effected any transaction in the Trust
Certificates in the past 60 days.
(d)	To the best knowledge of the Reporting
Person, no person other than the Other Reporting
Persons has the right to receive or the power to
direct the receipt of dividends from, or the
proceeds from the sale of, the securities
beneficially owned by the Other Reporting Persons
identified in this Item 5.
(e)	Not applicable.
Item 6. 	Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the
Issuer.
The information set forth in Items 3, 4 and 5 of this
Schedule 13D is incorporated herein by reference.
The Reporting Persons has rights under a Registration
Rights and Resale Cooperation Agreement, dated as of January 30, 2021 (which is incorporated by reference to Exhibit 4.1 to the Issuer's Amendment No.1 to
Registration Statement on Form 10-12G filed on
February 5, 2021).
The description of the agreement contained in this
Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is incorporated by reference herein.


SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2021
						BYWAY 1 CORP.
By:	/s/ Ashvin Rao
	Name:	Ashvin Rao
	Title:	Vice President and
Co-Secretary